Mail Stop 4561

October 24, 2008

Jeffrey P. Julien
Chief Financial Officer
880 Carillon Parkway
St. Petersburg, FL 33716

      Re: Raymond James Financial, Inc.
              Form 10-Q for Quarter Ended March 31, 2008 and June 30, 2008
              File No. 001-09109

Dear Mr. Julien:

We have completed our monitor of your Form 10-Q and do not, at this time, have any further comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472, or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant